FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 05, 2016

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The board of directors of the Company resolved to merger Taiwan CFI Co., Ltd., a 100% owned subsidiary of the Company” dated August 05, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: August 05, 2016	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

August 05, 2016

English Language Summary

Subject: The board of directors of the Company resolved to merger Taiwan CFI Co., Ltd., a 100% owned subsidiary of the Company

Regulation: Published pursuant to Article 4-11 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2016/08/05

Contents:

1.	Kind of merger/acquisition (e.g.merger, consolidation, spin-off, acquisition, or receiving assignment of shares):merger

2.	Date of occurrence of the event:2016/08/05

3.	Names of companies participating in the merger (e.g.name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of):

Surviving Company:AU Optronics Corp.

Dissolved Company:Taiwan CFI Co., Ltd.

4.	Counterparty (e.g.name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares): The other company participating in the merger: Taiwan CFI Co., Ltd.

5.	Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders' equity:

Taiwan CFI Co., Ltd. is a 100% owned subsidiary of the Company. The purpose of the merger is to integrate resources and enhance managerial effectiveness and which will result in positive effect on the shareholders' equity.

6.	Purpose/objective of the merger/acquisitionation:

To integrate resources effectively, enhance managerial effectiveness and operational efficiency.

7.	Anticipated benefits of the merger/acquisition:

To strengthen the Company’s competitiveness and enhance operational efficiency and long-term development.

8.	Effect of the merger or consolidation on net worth per share and earnings per share:No effect

9.	Share exchange ratio and basis of its calculation:

The company owns 100% outstanding shares of Taiwan CFI Co., Ltd. Thus, there's no share exchange issues because of merger and the Company doesn't need to issue new shares for share exchange.

10.	Scheduled timetable for consummation: The merger record date is tentatively scheduled on October 1, 2016.

11.	Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company:

From the merger record date, unless otherwise provided by the laws and regulations or agreed under the merger agreement, all of the rights and obligations and credits and debts of Taiwan CFI Co., Ltd. which are still effective as of the merger record date will be assumed by the Company.

12.	Basic information of companies participating in the merger:

AU Optronics Corp. ：manufacturing and sale of TFT-LCD panels

Taiwan CFI Co., Ltd. ：manufacturing and sale of color filters

13.	Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumesof the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcementof a spin-off):NA

14.	Conditions and restrictions on future transfers of shares resulting from the merger or acquisition:NA

15.	Other important stipulations:None

16.	Do the directors have any objection to the present transaction?:No